
June 18, 2020

L. Joe Boyer
Chief Executive Officer
Atlas Technical Consultants, Inc.
13215 Bee Cave Parkway
Building B, Suite 230
Austin, Texas 78738

> **Re: Atlas Technical Consultants, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 15, 2020**
> **CIK No. 0001751143**

Dear Mr. Boyer:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services